Exhibit 21.1

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Biodexa Pharmaceuticals PLC
Biodexa Pharmaceuticals (Wales) Limited	England and Wales	100%
Biodexa Ltd	England and Wales	100%
Haaland UK Limited (2)	England and Wales	100%
Subsidiaries of Biodexa Ltd
Pharmida AG (2)	Switzerland	100%

(1)	Dormant entities.